UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Zivo Bioscience, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

US98978N3098

(CUSIP Number)

Laith Yaldoo
c/o HEP Investments LLC
1934 Bloomfield Drive, Bloomfield Township, Michigan 48302

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	US98978N3098

1	NAMES OF REPORTING PERSONS HEP Investments LLC I.R.S. Identification No. of above person (entities only) 45-3135062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 530,989
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 530,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.34%
14	TYPE OF REPORTING PERSON (See Instructions)

SCHEDULE 13D/A

CUSIP No.	US98978N3098

1	NAMES OF REPORTING PERSONS Laith Yaldoo I.R.S. Identification No. of above person (entities only) 45-3135062		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) WC		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 530,989
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 530,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,989		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.34%		
14	TYPE OF REPORTING PERSON (See Instructions) OO		

Item 1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value (the "Common Stock"), of Zivo Bioscience, Inc., a Nevada corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 21 East Long Lake, Suite 100, Bloomfield Hills, MI 48304.

Item 2. Identity and Background

(a) HEP Investments LLC, a Michigan limited liability company ("HEP Investments") and Laith Yaldoo ("Yaldoo" and together with HEP Investments, the "Reporting Persons")

(b) 1934 Bloomfield Drive, Bloomfield Township, MI 48302. Yaldoo is a citizen of the United States

(c) The principal business of HEP Investments is to make, hold and dispose of investments. The principal business of Yaldoo is to manage HEP Investments and a number of affiliated entities with similar businesses.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f) United States

Item 3. Source and Amount of Funds or Other Considerations

The source of the funds used to acquire the Common Stock reported herein is the working capital of HEP Investments. The funds used by HEP Investments to make the purchases of Common Stock reported herein included $945,782 of cash from HEP Investments to the Issuer and the conversion of certain promissory notes made by HEP Investments to the issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares for investment purposes. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The following disclosure assumes that there are 3,460,396 shares of the Common Stock outstanding as of as August 27, 2024 as reported by the Issuer to the Reporting Person.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 530,989 shares of the Common Stock, representing 15.34% of the Issuer's outstanding Common Stock, assuming that the warrants to purchase 698 shares of Common Stock issued to the Reporting Persons are exercisable at the prices set forth therein. Mr. Yaldoo is filing solely in his capacity as the manager and controlling member of HEP Investments and the filing of this Statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any securities covered by this Statement. Mr. Yaldoo disclaims beneficial ownership of the securities owned by HEP Investments, except to the extent of his pecuniary interest therein. The extent of such pecuniary interest cannot be determined at this time.

(b) By virtue of the relationships described in Item 2(a) above, each of HEP Investments and Mr. Yaldoo may be deemed to have shared voting and dispositive power with respect to 530,989 shares of the Common Stock.

(c) During the past 60 days, HEP Investments acquired 6,988 shares of Common Stock from the Issuer in a private placement at a price of $7.87 per share.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock

Item 7.   Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2024
_____
Dated

HEP INVESTMENTS LLC

By: /s/ Laith Yaldoo
Title: Member

Laith Yaldoo

By: /s/ Laith Yaldoo
Name: Laith Yaldoo